November 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Pam Howell

Re:	10X Capital Venture Acquisition Corp
Registration Statement on Form S-1
Filed September 25, 2020, as amended
File No. 333-249072

Dear Ms. Howell

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of 10X Capital Venture Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 PM ET on Monday, November 23, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 835 copies of the Preliminary Prospectuses dated November 16, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	Jerry Serowik
Name: Jerry Serowik
Title: Managing Director, Investment Banking